United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549


Re: Finotec Group, Inc.                                     December 8, 2005
Form 8-K dated May 16, 2005
File No. 033-20966


         The Company would like to respond to the comment letter by amending the 8-K dated May 16, 2005 as detailed below.

Form 8-K dated July
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General compliance:
-------------------

         1. You state that on June 10, 2002 the Company dismissed Hoberman, Miller, Glodstein & Lesser, P.C., C.P.A. as your principal public accountant and engaged Gvilli & Co., C.P.A. This is inconsistent with your disclosure that Hoberman Miller rendered an opinion on the fiscal year ended January 31, 2004 and 2003 financial statements. We also note that the cover of your Form 8-K discloses May 16, 2005 as the date of the earliest event reported. Please revise as necessary or explain.

1. The Company would like to amend the 8-K by deleting the dates June 10, 2002 and May 16, 2005 and replacing both dates with the date May 23, 2005.


Engagement of new accountant:
-----------------------------

          2. We note your disclosure related to Items 304(a)(2)(i) and (ii) in paragraph five of your report. Your currently disclosure focuses on your relationship with Hoberman, Miller, Glodstein & Lesser, P.C., C.P.A. Please amend to discuss the Company's consultations, if any with Gvilli & Co., C.P.A., the newly engaged accountant. In making any disclosures about consultations with your new accountant, please ensure you disclose any consultations up through the date of engagement.

2. The Company would like to amend the Form 8-K by adding the following:

During the registrant's two most recent fiscal years, and any subsequent interim period prior to engaging Gvilli & Co., the registrant (or someone on its behalf) did not consult the newly engaged accountant regarding:

(i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant's financial statements, and neither a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii) any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) and the related instructions to this item) or a reportable event (as described in paragraph 304(a)(1)(v)).

Exhibit 16:
-----------

         3. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

3. The Company would like to amend the 8-K in the following manner and by adding the following Exhibit 16:

In the second paragraph the words `and for the fiscal year ended' were removed from the Form 8-K. In the second paragraph the words `the consolidated financial statements for the fiscal year' were removed from the Form 8-K and replaced with the words `each of the two years in the period'.

In the fourth paragraph of the Form 8-K the words `Dated December 22, 2004' were added.

The fifth paragraph of the Form 8-K was omitted.

The following Exhibit 16 was added to the Form 8-K:

Exhibit 16

December 5,2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Finotec Group, Inc.

Ladies/Gentlemen:

     We were previously the independent registered public accounting firm for Finotec Group, Inc. and under the date of December 22, 2004, we reported on the consolidated financial statements of Finotec group, Inc. and Subsidiaries as of January 31, 2004 and for each of the two years in the period ended January 31, 2004. On May 23, 2005, we were notified by Finotec Group, Inc. that they have engaged new auditors and our firm was dismissed. We have read statements of Finotec Group, Inc. included under Item 4.01(a) of its Form 8-K/A, specifically paragraphs one to four, expected to be filed on or about December 13, 2005, and we agree with such statements. We cannot comment on paragraphs six and seven.

Very truly yours,

/s/ Hoberman, Miller, Goldstein & Lesser, C.P.A.'s, P.C.



The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.